November 12, 2008
Via EDGAR and FEDEX

Lynn Dicker
Reviewing Accountant
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

RE:	Universal Security Instruments, Inc. (the “Company”)
Follow-up comment letter to Form 10-K filed July 8, 2008
File No. 001-31747

Dear Ms. Dicker,

I am writing to you in response to your letter of October 16, 2008, regarding the referenced file number. Below are the Company’s responses to the follow-up comments raised.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 21

1. As further clarification to our response to prior comment number three we advise the Commission as follows. Our assessment of internal controls over financial reporting as it relates to the Canadian subsidiary involved two components. The first component of the assessment was related directly to the operations located in Canada and the systems and procedures associated with accounting systems and financial statement preparation at that location. The second component of the assessment related to the systems and procedures used by the Company (Universal Security Instruments, Inc.) to prepare the consolidated financial statements filed with the Commission.

As previously indicated in our September 25 response (paragraph 4), we were unable to initiate and complete the component of the assessment related to the systems and procedures in Canada because prior to the initiation of that assessment the Canadian subsidiary was placed by the Canadian Courts into receivership for the benefit of creditors. The Court appointed receiver had physical possession of all assets, and books and records of the Canadian subsidiary and the Company (Universal Security Instruments, Inc.) had no rights typically associated with ownership. All employees of the Canadian subsidiary were terminated and two warehouse personnel and one accounting department employee were retained as temporary personnel hired by the receiver to assist in the liquidation of the assets. As such, our assessment was complete to the extent of information available under the Canadian receivership proceedings.

The second component of the assessment related to the systems and procedures used by the Company to prepare the consolidated financial statements was completed and management concluded and clearly indicated in Form 10-K that “….management has become aware of certain material weaknesses in the internal controls over financial reporting of Icon’s discontinued operations…”.

Lynn Dicker
Division of Corporation Finance
Securities and Exchange Commission
November 12, 2008

In view of these facts and the unique and temporary nature of the situation, we did not believe that this is what was contemplated by Item II.B.2 of SEC Release No. 33-8810, and that it was appropriate to disclose our Canadian operations as an exception to our assessment of our internal controls over financial reporting.

Please be assured that while our disclosures were based on our good faith understanding of the Commission’s requirements, we will use the Staff’s comments to guide any future disclosures regarding similar issues.

2. Management received a copy of the regular filings prepared by the receiver and submitted to the Court. In addition to a level of confidence that the court appointed receiver would report accurate information for the benefit of creditors and all other stakeholders in the Canadian receivership proceedings, management was able to perform alternative analysis on this data in order to develop a basis upon which to rely upon the financial information received. For example, management had financial information from the Canadian subsidiary prior to the date it was placed into receivership. This “beginning data” when adjusted for the summary transactional activity related to disposition of assets reported by the receiver should have and did correspond to the ending balances of asset classes reported by the receiver to the Court. Further, the amounts reported as assets had been written down to appraised net realizable value and that value was guaranteed by the auctioneer/appraiser. The pre-receivership liabilities of the Canadian subsidiary did not change during the course of the receivership and those amounts when adjusted for post-receivership activities reported by the receiver should have and did correspond to the ending balances of liability classes reported by the receiver to the Court. The necessity to include information from the receiver is contemplated by our disclosure in Item 9A when we state in paragraph four thereof that “Management anticipates that these material weaknesses will be corrected and appropriate adjustments, if any, will be made as the liquidation of Icon’s assets continues.”

3. Prior to the Canadian subsidiary being placed into receivership, the Company received operating financial data monthly, and as needed on an ad hoc basis from the controller and president of Icon. The accounting systems, procedures, and controls were appropriate to the subsidiary’s size and level of activity. After the subsidiary was placed into receivership, the Company’s oversight was limited to review of the communications and reporting of the Court appointed receiver. The Court appointed receiver was under no obligation to provide information to the Company. None of the pre-receivership management remained after the date of the receivership.

Lynn Dicker
Division of Corporation Finance
Securities and Exchange Commission
November 12, 2008

4. Management noted material weaknesses associated with reporting the financial operations of the Canadian subsidiary as previously discussed. Management also noted that there may be material weaknesses associated with the identification and measurement of uncertain tax positions and the preparation of its consolidated income tax provision.

As of September 22, 2008, the receivership and the affairs of the Canadian subsidiary have been completed and the subsidiary has been closed. The cash resulting from the complete liquidation of the Canadian subsidiary has been distributed or is being held by the receiver awaiting final distribution in accordance with the Court order relating thereto. Accordingly, there can be no remediation of any material weakness directly associated with the Canadian subsidiary. With the dissolution of the Canadian subsidiary, the internal control issues that arose from the complex accounting and tax issues associated with the discontinued operations of a foreign subsidiary will not be relevant in future periods, and the noted material weakness issues are, in effect, mitigated.

Regarding the material weakness related to income tax issues, this item is based on an assessment of procedures in place to review our tax provision and the measurement of uncertain tax positions. Prior to filing our financial statements, our tax provision and measurement of uncertain tax positions is reviewed by accountants other than our independent registered public accountants. At March 31, 2008, it became apparent that this additional level of review did not function as intended and certain errors in our income tax provision were not corrected prior to submission of our tax provision to our registered public accountants for audit. Management believes that the outside review of our tax provision now serves its purpose and that this weakness was addressed prior to completion of our June 30, 2008 financial statements.

5. The uncertain tax position noted relates to the initial capitalization of the Canadian subsidiary. The initial capitalization of the Canadian subsidiary consisted of debt and equity. Upon the dissolution of the Canadian subsidiary, the Company will recognize a U.S. tax loss related to the uncollectible debt from the Canadian subsidiary. The portion of this loss deductible for U.S. income tax purposes is subject to interpretation of Internal Revenue Service code sections regarding the composition of debt and equity of subsidiaries and capital versus ordinary income issues. As such this is a U.S. tax issue with respect to our Canadian subsidiary and not a Canadian tax issue. However, for financial reporting purposes the income tax impact of this item is included in the “Income tax benefit - discontinued operations” line of the Statement of Operations. If the facts and circumstances of this tax item are decided in the Company’s favor in the future, the financial statement impact will be a reduction in income tax expense of a future period.

Lynn Dicker
Division of Corporation Finance
Securities and Exchange Commission
November 12, 2008

6. As discussed in paragraph 4 above, management’s disclosure of material weaknesses over income tax items is based upon our internal review procedures and controls over financial reporting up to the preparation and presentation of preliminary financial statements for review by outside professional accountants other than our independent registered public accountants. An item is considered a weakness in internal controls over financial reporting if that item would represent an error that would not be prevented by our internal systems and procedures. However, in the case of the noted income tax issues and processes, the material weakness was related to the complexities of reporting the impact of the operations of our Canadian subsidiary. Management does not believe that weaknesses in its domestic tax provision rise to the level of a material weakness. Accordingly, and as previously discussed, management believes it was appropriate to differentiate its opinion as to the effectiveness of internal controls over financial reporting between its discontinued Canadian operations and its continuing operations. We further believe the further review by independent professional accountants other than our independent registered public accountants would prevent a material error from ultimately being included in future financial statements filed with the Commission. Accordingly, and based on our prior discussion regarding the exclusion of the Canadian subsidiaries operations, we concluded that our disclosure controls and procedures beyond those that are internal to our organization (external independent professional reviews) are sufficient to prevent a material misstatement to our published financial information.

Consolidated Statements of Operations, page F-2

7. We note your comment and will revise future filings to separately present the cost of goods sold from the Hong Kong Joint Venture on the face of the statement of operations in future filings.

The Joint Venture Financial Statements

  8. We note your comment and will revise our filing accordingly.

General

9.  In connection with our response to your comments management acknowledges its understanding that all other statements made to comply with your comments in future filings include providing such changes in this amendment, as applicable.

Sincerely,

UNIVERSAL SECURITY INSTRUMENTS, INC.

James B. Huff
Chief Financial Officer

cc:	Mr. Harvey B. Grossbatt, CEO

Craig Miller, CPA
Grant Thornton